3 Embarcadero Center, 26th Floor, San Francisco, CA 94111 ◾ p1.415.365.7442 ◾

April 9, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	GigCapital3, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 26, 2020

File No. 333-236626

Dear Mr. Dougherty:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, GigCapital3, Inc. (“GigCapital3” or the “Company”), by your letter dated April 8, 2020 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, GigCapital3 will file Amendment No. 2 to the Registration Statement on Form S-1 (the “Second Amended Registration Statement”) reflecting the Commission’s requested disclosure edits.

Management, page 96

Comment 1. Directors Andrea Betti-Berutto and Peter Wang appear to also have been engaged as “advisors” with the title of Hardware Chief Technical Officer and Software Chief Technical Officer, respectively, similar to their advisor positions with GigCaptial2, Inc. As they are not acting as employees or officers of the company or GigCapital2, Inc. in such capacities, please remove these titles from your tabular disclosure on page 96 of your current officers and directors, and also revise each one’s biography, similar to as you have done under “Director Independence,” to clarify the nature of their positions with the company and GigCapital2, Inc. See Item 401 of Regulation S-K

Response: The disclosure has been revised as requested. Please see pages 7, 27, 43, 45, 96, 98, 104, 105, 106 and 113 of the Second Amended Registration Statement.

Comment 2. We note your disclosure that Messrs. Miotto, Mikulsky, Wang and Betti-Berutto will be your independent directors, and your disclosure that Messrs. Miotto, Mikulsky and Wang will serve as members of your audit committee. We also note your disclosure regarding the financial interests that each individual has with respect to participating in any economic return your sponsor receives for its investment in the registrant. Please disclose any potential conflicts of interest that may be material, and include related risk factor disclosure. Please also discuss this relationship in the context of your risk factor disclosure on page 36 regarding the role of your independent directors in determining whether to enforce indemnification obligations against your sponsor.

Response: The disclosure has been revised as requested. Please see pages 36 and 105 of the Second Amended Registration Statement. We also respectfully direct your attention to the first full risk factor on page 46 of the Second Amended Registration Statement where we disclose the potential for a conflict of interest as a result of the independent directors having a financial interest in the Sponsor.

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The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 365-7442 or via email at jselman@crowell.com or Renée Delphin-Rodriguez, at (213) 310-7988 or via email at rdelphin-rodriguez@crowell.com.

Sincerely,

/s/ Jeffrey Selman

Jeffrey Selman

cc: Dr. Avi S. Katz

Enclosures